September 22, 2016

VIA EDGAR

Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

Office of Real Estate and Commodities

Washington, D.C.

Re: Pikon Group, Inc.

Offering Statement on Form 1-A

File No. 024-10555

Dear Mr. Kluck:

On behalf of Pikon Group, Inc. I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Wednesday September 28, 2016, or as soon as practicable.

In making this request, Pikon Group, Inc. acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Pikon Group, Inc., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	Pikon Group, Inc. may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at (201) 816-3550 or by e-mail at opikon@gmail.com.

Sincerely,

/s/Oleg Pisliak

By: Oleg Pisliak

Its: Chief Executive Officer